SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of August 2007

SCAILEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

1.	On July 24, 26, 29, 30, 31 and August 1 and 2 2007, Scailex Corporation Ltd. (the “Company”) filed a report with the Israeli Securities Authority and the Tel Aviv Stock Exchange regarding changes in shareholdings of interested parties, as follows:

A.	Tao Tsout Ltd. purchased on July 22, 25, 26, 27, 29, 30, 31 and August 1 2007, 187,475 ordinary shares of the Company, as follows:

Date	Number of Shares	Purchase Price ILS / $

22/07/07	50	37.25
22/07/07	701	37.29
22/07/07	23,109	37.30
25/07/07	10,446	38.60
25/07/07	2,500	38.90
25/07/07	2,147	39.50
25/07/07	853	38.94
25/07/07	500	38.70
25/07/07	54	38.89
26/07/07	286	37.47
26/07/07	315	37.48
26/07/07	7,090	37.50
26/07/07	5,200	38.44
26/07/07	207	38.58
26/07/07	25	38.59
26/07/07	6,463	38.60
26/07/07	500	$9.030
26/07/07	44,340	$9.028
27/07/07	10,000	$9.030
29/07/07	10,000	37.05
29/07/07	5,052	37.03
29/07/07	4,027	37.00
29/07/07	4,727	37.50
29/07/07	273	37.47
30/07/07	227	37.50
30/07/07	10,000	37.50
30/07/07	1,500	$8.763
31/07/07	35,040	$9.030
01/08/07	1,061	37.80
01/08/07	362	37.74
01/08/07	300	37.75
01/08/07	120	37.79

After the above mention purchases the holdings status of our interested parties are as follow:

Name of interested parties	Number of Shares / (*) Options		Percentage of the company's shares
			Outstanding	Fully diluted

Tao Tsuot Ltd.[1]	6,541,143		17.1%	17.1%
Ilan Ben Dov	117,062		0.3%	0.3%
Sunny Electronics Ltd.	4,725,935		12.4%	12.4%
Israel Petrochemical Enterprises Ltd.	19,112,255		50.06%	49.95%
Modi Peled (Via Palgo Ltd.)	2,300		0.01%	0.01%
Yahel Shachar	40,000	(*)	0%	0.1%

[1] The Ben Dov group, which includes Tao Tsout Ltd, Suny Electronics Ltd. and Ilan Ben Dov himself and its wholly owned subsidiaries, hold, as of the date of the report, 11,384,140 ordinary shares of the Company, representing 29.8% of the Company’s issued share capital and 29.8% on a fully diluted basis.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Shachar Rachim —————————————— Shachar Rachim Chief Financial Officer

August 2, 2007